QUALIFIED EXCHANGE ACCOMMODATION AGREEMENT
(Real Property: Exchange Last)

THIS QUALIFIED EXCHANGE ACCOMMODATION AGREEMENT ("**Agreement**") is made and entered into as of this 6th day of April, 2005 (the "**Effective Date**") by and among **Maguire Properties, L.P.** ("**Exchanger**"), whose address is 333 South Grand Ave., Suite 400, Los Angeles, CA 90071, Facsimile Number (213) 533-5198, **National Safe Harbor Exchanges**, a California corporation, as an exchange accommodation titleholder ("**EAT**"), and **Maguire Properties - San Diego Tech Center, LLC**, a Delaware limited liability company ("**LLC**") whose address is 2390 E. Camelback Road, Suite 210, Phoenix, AZ 85016, Attention: Dana R. Sobrado, Facsimile Number 602/224-8816.

RECITALS

A.   Exchanger has entered into a Purchase Contract with a Seller to purchase certain real property, improvements thereto, and related personal property which are hereinafter referred to as the "**Parked Property**," as described in **Exhibit A** which is attached hereto;

B.   Exchanger desires EAT to acquire Title to the Parked Property. EAT will acquire Title through the use of LLC. It is Exchanger's bona fide intent that the Parked Property held by LLC represents the replacement property in an exchange that is intended to qualify for nonrecognition of gain (in whole or in part) or loss under Section 1031 of the Internal Revenue Code in accordance with Rev. Proc. 2000-37 (the "**Exchange**");

C.   Exchanger presently owns certain real property and improvements used in Exchanger's trade or business or held by Exchanger for investment, which Exchanger will relinquish to complete the Exchange. These properties are referred to herein as the Relinquished Property, and are either described in **Exhibit B**, attached hereto or will be identified by Exchanger not later than the 45th day after LLC acquires Title to the Parked Property in a manner consistent with the principles described in Treas. Reg. § 1.1031(k)–1(c) in a Relinquished Property Identification Statement;

D.   Exchanger has arranged financing to permit LLC to acquire the Parked Property; and

E.   Not later than the 180th day after LLC acquires Title to the Parked Property (the "**Safe Harbor Period**"), EAT will convey all of its interest in LLC and beneficial ownership of the Parked Property to Exchanger in order to complete the Exchange.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties hereby agree as follows:

1.   <u>Purpose of Agreement; Role of Parties</u>. Exchanger, EAT and LLC intend that this Agreement establish a qualified exchange accommodation arrangement, within the meaning of Rev. Proc. 2000-37. EAT is acquiring and will hold beneficial Title to the Parked Property pursuant to this Agreement for the benefit of Exchanger in order to facilitate an Exchange under Section 1031 of the Code and in accordance with Rev. Proc. 2000-37. The combined time that any Relinquished Property and the Parked Property may be held under this Agreement shall not exceed 180 days. Exchanger, EAT and LLC agree to report for federal income tax purposes the acquisition, holding and disposition of the Parked Property as provided in Rev. Proc. 2000-37. Exchanger, EAT and LLC agree that EAT (and not Exchanger) will be treated as the beneficial owner of

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the Parked Property for all federal income tax purposes while EAT holds Title to the Parked Property; however, for purposes of operational activities and environmental statutory and regulatory liability, EAT is merely acting at the direction of and as agent for Exchanger. Exchanger, EAT and LLC further agree to report the federal income tax attributes of the Parked Property on their respective federal income tax returns in a manner consistent with Rev. Proc. 2000-37 and this Agreement. EAT is not the agent of Exchanger for federal income tax purposes and EAT is not the partner or co-venturer of Exchanger.

2. <u>Definitions</u>. For purposes of this Agreement, the following terms shall have the meanings provided below:

"Business Day" means any day except Saturday, Sunday and a federal holiday.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Effective Date" means the date of this Agreement, as reflected on the first page.

"Environmental Statutes" shall have the meaning provided in Section 13.3.2.

"Exchange" shall mean the like kind exchange contemplated by Exchanger and facilitated by this Agreement.

"Forum State" shall mean the State of California.

"Hazardous Substance" shall have the meaning provided in Section 13.3.1.

"Indemnified Parties" shall have the meaning provided in Section 13.1.

"Lender(s)" shall mean Column Financial, Inc. and Maguire Properties, L.P..

"LLC" shall mean Maguire Properties - San Diego Tech Center, LLC, a Delaware limited liability company, a single owner limited liability company owned by EAT that holds Title to the Parked Property.

"Loan Documents" shall mean any promissory note(s), security instrument(s) and any other documents reasonably required by Lender(s) to evidence and secure the financing provided to LLC to acquire the Parked Property.

"Parked Property" shall mean the real property and improvements described in **Exhibit "A"**.

"Purchase Contract" shall mean the contract to purchase the Parked Property.

"Purchase Price" shall have the meaning provided in Section 6.2.

"QI" shall mean Investment Property Exchange Services, Inc., a qualified intermediary (as defined in Treas. Reg. §1.1031(k)-1(g)(4)) engaged by Exchanger in connection with the Exchange.

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"Relinquished Property" shall mean the real properties and improvements described in **Exhibit "B"** or in a Relinquished Property Identification Statement.

"Relinquished Property Identification Statement" shall mean the written notice delivered on or before the 45th day after LLC acquires Title to the Parked Property identifying the Relinquished Properties in accordance with the principles of Treas. Reg. §1.1031(k)-1(c).

"Rev. Proc. 2000-37" means Revenue Procedure 2000-37, as it may be amended or supplemented from time to time.

"Safe Harbor Period" means the 180-day period described in Recital E.

"Seller" means Calwest Industrial Holdings, LLC.

"Subject Properties" shall mean Relinquished Property and the Parked Property.

"Title" shall mean (i) legal title to the Parked Property, (ii) other indicia of ownership of the Parked Property treated as beneficial ownership of the Parked Property under applicable commercial laws (e.g., a contract for deed), or (iii) ownership of all of the interest in a single member limited liability company that is disregarded as a separate entity from its member for federal income tax purposes and which hold legal title or other indicia of ownership of the Parked Property. The definition of Title shall be interpreted in a manner consistent with the concept of "qualified indicia of ownership," as defined in Rev. Proc. 2000-37.

3.   Relinquished Property Identification Statement. Not later than the 45th day after LLC acquires Title to the Parked Property, if Exchanger did not identify a Relinquished Property on **Exhibit B** on the Effective Date, Exchanger shall send to LLC by mail or facsimile a statement signed by Exchanger identifying the Relinquished Property (the **"Relinquished Property Identification Statement"**). If Exchanger fails for any reason to identify a Relinquished Property on or before the end of the 45 day period, EAT shall transfer Title to the Parked Property to Exchanger as soon as possible after such 45th day, and Exchanger agrees to report the acquisition of the Parked Property as a purchase of the Parked Property and not as part of any Exchange.

4.   Acquisition of Parked Property.

4.1.   Assignment to LLC. Upon execution of this Agreement, Exchanger will assign to LLC and LLC will accept the assignment of Exchanger's right and obligation to purchase the Parked Property from the Seller pursuant to the terms of the Purchase Contract and all other written agreements between Exchanger and Seller approved by LLC, if any, with respect to the purchase and sale of the Parked Property.

4.2.   Acquisition of Title. Subject to the terms of the Purchase Contract and this Agreement, EAT shall acquire and hold Title to the Parked Property at all times throughout the Safe Harbor Period until the earlier of (i) the close of business on the last Business Day of the Safe Harbor Period or (ii) when directed in writing by Exchanger in the form attached hereto as **Exhibit D** to transfer Title to the QI (or at the QI's direction to Exchanger). Such written direction shall set forth a date upon which Exchanger desires the transfer of Title to occur and such direction

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must be provided to EAT at least ten (10) business days prior to the transfer date specified therein.

4.3. <u>Claims Against Seller</u>. Neither LLC nor EAT shall be required to initiate or participate in any actions or proceeding against Seller for title or property defects or other claims made under the Purchase Contract. If LLC or EAT elect, at their sole discretion, to participate in a claim against Seller, then, in addition to the indemnities in Section 16.9 of this Agreement, Exchanger will also agree to pay all reasonable attorney costs of LLC and EAT.

5. <u>Financing</u>.

5.1. <u>Loan Arrangements</u>. In order to finance the acquisition of the Parked Property, LLC shall borrow funds from Column Financial, Inc. and any other Lender(s) designated by Exchanger (solely on a nonrecourse basis to LLC and its affiliates, subject to certain carve outs that are not applicable to EAT), and EAT shall borrow funds from Exchanger (solely on a nonrecourse basis), all pursuant to and in accordance with the terms and conditions set forth in the Loan Documents, which must be in a form approved by LLC and EAT. LLC and EAT, as applicable, shall comply with all the terms and conditions of the Loan Documents (to the extent of funds provided by the Lender(s) or from the operation of the Parked Property) and enter into such other agreements and assignments as LLC reasonably determines are required. The Loan Documents with Column Financial, Inc. must expressly provide that, subject to certain carve outs that shall not be applicable to EAT, LLC and its affiliates shall have no personal liability for the indebtedness evidenced by the Loan Documents or any covenant, stipulation, promise, indemnity, agreement or obligation contained therein, and that the sole collateral for repayment of the indebtedness incurred to acquire the Parked Property is the Parked Property, any guarantee provided by Exchanger or such other collateral as Exchanger may provide to secure such indebtedness. The Loan Documents must state that EAT is authorized to convey Title to the Parked Property in the manner and at the times contemplated by this Agreement.

5.2. <u>No EAT Personal Obligation</u>. EAT shall have no obligation to advance any of its own funds toward the acquisition, operation, maintenance or disposition of the Parked Property. The only funds that shall be applied by EAT with respect to the Parked Property are: (i) funds supplied by Lender(s) pursuant to the Loan Documents, (ii) funds supplied by the QI derived from the sale of the Relinquished Property, and (iii) funds advanced by Exchanger.

5.3. <u>Exchanger Continuing Obligation</u>. Exchanger shall remain obligated during the Safe Harbor Period to pay directly or to promptly reimburse EAT for any costs or expenses attributable to the repair, maintenance and operation of the Parked Property to the extent such costs are not funded by advances under the Loan Documents or from revenue generated by operation of the Parked Property.

6. <u>Transfer of Parked Property by LLC; Purchase Price</u>.

6.1. <u>Consideration for Parked Property</u>. Exchanger shall direct the QI to deliver to EAT in exchange for the Parked Property an amount (whether in cash or in the

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form of an offset equal to the balance of any loan from Column Financial, Inc.) equal to the Purchase Price of the Parked Property.

6.2.   Purchase Price. The Purchase Price for the Parked Property shall equal the sum of (A) all amounts paid by LLC to acquire the Parked Property; (B) all sales, use, conveyance, transfer, franchise, personal property or similar taxes, and all charges and closing costs paid by LLC in connection with the purchase, holding or disposition of the Parked Property; (C) all interest and fees (including pre-payment fees in connection with mandatory pre-payments) under the Loan Documents; and (D) any and all unreimbursed costs, liabilities and expenses of any kind incurred by LLC in connection with the acquisition, ownership, operation, and disposition of the Parked Property and the completion of the Exchange including all amounts subject to indemnity under Sections 13.2 and 16.9, except for any costs incurred by LLC in breach of this Agreement.

6.3.   Intentionally omitted.

6.4.   Payment of Deficiency. If, in connection with the Exchange, the Purchase Price exceeds the aggregate amount received by EAT from the QI, plus the amount of any existing debts encumbering the Parked Property, Exchanger immediately shall pay to EAT such excess amount in immediately available funds, and the prompt payment of such excess amount is a condition precedent to the obligation of EAT to transfer Title to the Parked Property pursuant to this Agreement. EAT shall be obligated to use such funds to repay the Loan made by Exchanger to EAT, and upon such repayment the note for such Loan shall be cancelled.

6.5.   Transfer of Sole Limited Liability Company Interest in LLC. EAT shall transfer and assign to Exchanger the sole limited liability company interest held by EAT in LLC. EAT shall cooperate in transferring the sole limited liability company interest in LLC pursuant to an Assignment and Assumption of Limited Liability Company Interest substantially in the form of **Exhibit F** attached hereto.

6.6.   Failed QEA Arrangement. If EAT holds Title to the Parked Property after the expiration of the Safe Harbor Period, thereby causing the Exchange contemplated by this Agreement to fail to comply with the requirements of Rev. Proc. 2000-37 (a "**Failed QEA Arrangement**"), then EAT shall cause Title to the Parked Property to be conveyed "as is" to Exchanger at a closing which shall take place as soon as practical after the Safe Harbor Period, and, in any event, within five (5) business days thereof, and Exchanger agrees to accept such conveyance. In connection with the conveyance under this Section 6.6, Exchanger shall be required to assume EAT's obligations under the Loan made by Exchanger to EAT, and EAT shall be released from liability under such Loan.

7.   Title and Encumbrances; Income Tax Treatment.

7.1.   Additional Delivery. At such time as EAT delivers Title to the Parked Property to Exchanger pursuant to this Agreement, EAT shall also deliver to Exchanger (A) any insurance or condemnation proceeds pertaining to the Parked Property which EAT may have received, except to the extent such proceeds have been reinvested or otherwise applied as required under the Loan Documents; and

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(B) the assignments of any insurance or condemnation proceeds pertaining to the Parked Property which EAT may be entitled to receive but has not received.

7.2. <u>Liens</u>. Title to the Parked Property delivered by EAT (or, as applicable, LLC) pursuant to Section 6 hereof shall be subject to such liens, encumbrances and restrictions as existed at the time LLC acquired Title and such liens, encumbrances and restrictions as arise in the ordinary course of holding Title; <u>provided, however</u>, that the Parked Property shall be free and clear of any liens, encumbrances or restrictions created or suffered to exist by LLC or EAT in breach of this Agreement.

7.3. <u>Representations and Warranties; Title</u>. Neither EAT nor LLC shall be obligated to make any representations and warranties to Exchanger or QI in connection with the transfer of Title to the Parked Property pursuant to this Agreement. Without limiting the generality of the foregoing and except as prohibited by law, Exchanger shall be required to accept Title to the Parked Property pursuant to this Agreement regardless of (A) defects in title or encumbrances; (B) the absence of any required permits or approvals; (C) any unfavorable tax rulings; or (D) any other matter or condition affecting or relating to the Parked Property or the right or power of Exchanger to take or maintain possession of and operate the Parked Property.

7.4. <u>Termination of Title Holding Obligation</u>. The obligation of EAT and LLC to cooperate in the completion of the Exchange pursuant to this Agreement shall terminate upon the first to occur of: (A) the date on which Exchanger, through the QI, completes the acquisition of the Parked Property, or (B) the date LLC or EAT transfers Title to the Parked Property to Exchanger in accordance with Section 6. The foregoing notwithstanding, if any further action on LLC or EAT's part is necessary or desirable to carry out the purposes of this Agreement after Exchanger acquires the Parked Property, LLC or EAT will take all such further actions (including the execution and delivery of further instruments or documents) as Exchanger may reasonably request, at the sole cost and expense of Exchanger.

7.5. <u>Income Tax Consequences</u>. It is understood and agreed by the parties that this Agreement contemplates the cooperation by EAT and LLC in the completion of an Exchange intended by Exchanger to qualify as a like-kind exchange under Section 1031 of the Code and Rev. Proc. 2000-37. No party hereto shall assume responsibility for the income tax consequences to the other party arising out of the Exchange contemplated by this Agreement or the acquisition, financing, ownership, operation or disposition of the Parked Property; provided however, Exchanger shall remain obligated to fully indemnify and hold EAT and LLC harmless from certain tax liabilities, as provided in this Agreement. Exchanger acknowledges that it has consulted with its own advisors with respect to the tax and other legal aspects of the Exchange and has not relied upon EAT, LLC, or their respective advisors for any tax or legal advice.

8. <u>Representations and Warranties of EAT</u>. EAT hereby represents and warrants to Exchanger as follows:

8.1. <u>Due Organization; Authority; Enforceability</u>. EAT is a California corporation specified in the preamble to this Agreement, duly organized, and validly existing under the laws of the state of its formation, with the power and authority to make, execute, deliver and perform its obligations under this Agreement and all of the transactions contemplated under this Agreement and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement constitutes a valid and binding obligation of EAT, enforceable against EAT in accordance with its terms, subject, as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

8.2. <u>Conflict with Existing Laws or Contracts</u>. The execution and delivery of this Agreement, and all related documents, and the performance of its obligations hereunder and thereunder by EAT (i) does not conflict with or result in a breach of or constitute a default under any of the terms, conditions or provisions of the articles of incorporation or bylaws (or, as applicable, the certificate of formation or operating agreement) of EAT or of any agreement or instrument to which EAT is a party or by which EAT is bound or any order or decree applicable to EAT, or (ii) will not result in the creation or imposition of any lien (except for those liens contemplated by any Lease and the Loan Documents) on any of EAT's assets or property, which would materially and adversely affect the ability of EAT to execute and deliver this Agreement and perform its obligations hereunder; and EAT has obtained all consents, approvals, authorizations or orders of any court or governmental agency or body, if any, required for the execution and delivery by EAT of this Agreement.

9. <u>Representations and Warranties of LLC</u>. LLC hereby represents and warrants to Exchanger as follows:

9.1. <u>Due Organization; Authority; Enforceability</u>. LLC is a Delaware limited liability company, duly organized, and validly existing under the laws of the state of its formation, with the power and authority to make, execute, deliver and perform its obligations under this Agreement and all of the transactions contemplated under this Agreement and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement constitutes a valid and binding obligation of LLC, enforceable against LLC in accordance with its terms, subject, as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

9.2. <u>Conflict with Existing Laws or Contracts</u>. The execution and delivery of this Agreement, and all related documents, and the performance of its obligations hereunder and thereunder by LLC (i) does not conflict with or result in a breach of or constitute a default under any of the terms, conditions or provisions of the articles of incorporation or bylaws (or, as applicable, the certificate of formation or operating agreement) of LLC or of any agreement or instrument to which LLC is a party or by which LLC is bound or any order or decree applicable to LLC, or (ii) will not result in the creation or imposition of any lien (except for those liens contemplated by any Lease and the Loan Documents) on any of LLC's assets or property, which would materially and adversely affect the ability of LLC to execute and deliver this Agreement and perform its obligations hereunder; and LLC has obtained all consents, approvals, authorizations or orders of any court or governmental agency or body, if any, required for the execution and delivery by LLC of this Agreement.

10. <u>Representations and Warranties of Exchanger</u>. Exchanger hereby represents and warrants to EAT and LLC as follows:

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10.1. <u>Due Organization; Authority; Enforceability</u>. If Exchanger is not an individual, Exchanger is an entity of the form specified in the preamble to this Agreement and is duly organized, validly existing and in good standing under the laws of the state of its formation, with the power and authority to make, execute, deliver and perform its obligations under this Agreement and all of the transactions contemplated under this Agreement and has taken all necessary required action to authorize the execution, delivery and performance of this Agreement. This Agreement constitutes a valid and binding obligation of Exchanger, enforceable against Exchanger in accordance with its terms, subject, as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

10.2. <u>Conflict with Existing Laws or Contracts</u>. The execution and delivery of this Agreement, and all related documents and the performance of its obligations hereunder and thereunder by Exchanger (i) does not conflict with or result in a breach of or constitute a default under any of the terms, conditions or provisions of the formation and governance documents of Exchanger or of any agreement or instrument to which Exchanger is a party or by which Exchanger is bound or any order or decree applicable to Exchanger, or (ii) will not result in the creation or imposition of any lien on any of Exchanger's assets or property, which would materially and adversely affect the ability of Exchanger to execute and deliver this Agreement and perform its obligations hereunder; and Exchanger has obtained all consents, approvals, authorizations or orders of any court or governmental agency or body, if any, required for the execution and delivery by Exchanger of this Agreement.

11. <u>Survival</u>. Each and every representation and warranty made by EAT, LLC and Exchanger in Sections 8, 9 and 10 shall survive the execution and delivery of this Agreement for a period of two years after the date of this Agreement.

12. <u>Remedies</u>.

12.1. <u>Remedies of Exchanger</u>. If EAT shall fail to consummate its obligations hereunder and such failure shall continue, then Exchanger, upon delivery of written notice to EAT, may terminate its obligation to complete the Exchange and have recourse to a suit in equity for specific performance of the obligation of EAT to transfer Title to the Parked Property to Exchanger, in exchange for the Purchase Price. In no event shall EAT or LLC be liable to Exchanger for punitive, exemplary, consequential damages or for lost profits. Exchanger agrees to promptly notify EAT of any complaint or claim that may constitute a breach by EAT or LLC under this Agreement in order to provide EAT a reasonable opportunity to remedy or correct any claimed breach by EAT or LLC. Exchanger agrees to not assert any claim against EAT or LLC after the passage of more than 180 days after the transfer of Title to Exchanger. If Exchanger timely asserts any claim against EAT or LLC and the claim cannot be resolved through negotiations between Exchanger and EAT, Exchanger and EAT agree to negotiate in good faith to settle the claim by mediation before resorting to litigation. The mediation shall be administered by the American Arbitration Association under its commercial mediation rules or by such other mediation provider as agreed upon by Exchanger and EAT. Any mediation sessions shall be held in the City in which the regional office of EAT nearest to the Parked Property is located,

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or such other venue as agreed upon by Exchanger and EAT. Disputes not resolved through mediation shall be resolved through arbitration in accordance with Section 16.14.

12.2. <u>Remedies of EAT and LLC.</u> If Exchanger shall fail to consummate its obligations hereunder and such failure shall continue, then EAT, upon delivery of written notice to Exchanger, may terminate its obligation to complete the Exchange and have recourse to a suit in equity for specific performance of the obligation of Exchanger hereunder. In no event shall Exchanger be liable to EAT for punitive, exemplary, consequential damages or for lost profits. EAT agrees to promptly notify Exchanger of any complaint or claim that may constitute a breach by Exchanger under this Agreement in order to provide Exchanger a reasonable opportunity to remedy or correct any claimed breach by Exchanger. EAT agrees to not assert any claim against Exchanger after the passage of more than 180 days after the transfer of Title to Exchanger, or, if later, within ninety (90) days after the assertion by a third party of a claim against EAT or LLC that is subject to indemnification under this Agreement. The obligations of Exchanger to reimburse and indemnify EAT and LLC will represent a lien and claim on Title to the Parked Property, and upon Exchanger's failure to consummate its obligations hereunder, EAT is authorized to record such security documentation as EAT deems appropriate to secure EAT's or LLC's right to reimbursement and indemnification under this Agreement. Exchanger authorizes EAT to record a copy of this Agreement or a memorandum regarding this Agreement in the real estate title records for the Parked Property, if, after Exchanger's failure to consummate its obligations hereunder, EAT determines in the exercise of its discretion that such recording is required to protect the interests of either party to this Agreement.

13.   <u>Environmental Release and Indemnity.</u>

13.1. <u>General Release.</u> Exchanger hereby releases EAT and its respective officers, employees, agents, directors, successors, heirs and assigns and, so long as EAT holds Title to the Parked Property, the LLC (the "**Indemnified Parties**") from any and all claims, causes of action and liabilities of any and every kind and character, whether known or unknown, existing, contingent or hereafter arising, which Exchanger may have now or in the future, in connection with any contamination of any of the Subject Properties by any "Hazardous Substance." This Section 13.1 is not intended to release LLC from any claim, cause of action or liability arising after Exchanger has acquired Title to the Parked Property.

13.2. <u>Indemnity.</u> Exchanger shall indemnify and hold harmless each of the Indemnified Parties of, from and against any and all expense, loss or liability suffered by such Indemnified Party in connection with any contamination of any of the Subject Properties by any "Hazardous Substance," including, but not limited to: (1) any and all reasonable expenses that the Indemnified Party may incur in complying with any of the "Environmental Statutes," (2) any and all reasonable costs that the Indemnified Party may incur in studying or remedying any contamination, (3) any and all fines or penalties assessed upon the Indemnified Party by reason of such contamination, (4) any and all loss of value of any of the Subject Properties or the improvements thereon by reason of such contamination, and (5) any and all legal fees and costs incurred by the Indemnified Party in connection with any of the foregoing. For purposes of this Section 13, the term "contamination" shall mean the presence of "Hazardous Substances" at any of the Subject Properties

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or any improvements thereon that requires any remedial action, including investigation or response to requests for information from regulatory authorities under any of the Environmental Statutes. This Section 13.2 is not intended to release LLC from any claim, cause of action or liability arising after Exchanger has acquired Title to the Parked Property.

13.3. <u>Certain Definitions</u>:

13.3.1. As utilized in this Agreement, the term "**Hazardous Substance**" shall mean any substance which (A) constitutes a hazardous waste or substance under any applicable federal, state or local law, rule, order or regulation now or hereafter adopted; (B) constitutes a "hazardous substance" under the Comprehensive Environmental Response, compensation and Liability Act, (42 U.S.C. 9601 <u>et seq.</u>) and the regulations promulgated thereunder; (C) constitutes a "hazardous waste" under the Resource Conservation and Recovery Act, (42 U.S.C. 6901 <u>et seq.</u>) and the regulations promulgated thereunder; (D) constitutes a pollutant, contaminant, chemical or industrial, toxic or hazardous substance or waste; (E) exhibits any of the characteristics enumerated in 40 C.F.R. Sections 261.20-261.24, inclusive; (F) is an extremely hazardous substances listed in Section 302 of the Superfund Amendments and Reauthorization Act of 1986 (Public Law 99-499, 100 Stat. 1613) which are present in threshold planning or reportable quantities as defined under such act; (G) is a toxic or hazardous chemical substance which is present in quantities which exceed exposure standards as those terms are defined under Sections 6 and 8 of the Occupational Safety and Health Act, as amended, (29 U.S.C. 655 and 657 and 29 C.F.R. Part 1910 subpart 2); (H) contains any asbestos, or (I) is a petroleum-based product or an underground or aboveground storage tank.

13.3.2. As utilized herein, the term "**Environmental Statutes**" shall mean the statutes, laws, rules, orders and regulations referred to in (A) through (I), inclusive, in the preceding sentence. As utilized herein, contamination by a Hazardous Substance shall include contamination arising from the presence, creation, production, collection, treatment, disposal, discharge, release, storage, transport, use or transfer of any such substance.

13.4. <u>Survival of Provisions</u>. The provisions of this Section 13 shall survive the termination of this Agreement for any reason and the completion of all the transactions contemplated herein.

14. <u>Fees Payable to EAT</u>. EAT shall be entitled to receive from Exchanger certain fees for its services in connection with the Exchange and reimbursements as set forth in that certain letter from EAT's agent transmitted to Maguire Properties, L.P. dated March 31, 2005.

15. <u>Limited Agency of EAT.</u> Exchanger acknowledges and agrees that EAT is the agent of Exchanger solely for real estate transfer, documentation fee and similar recording taxes, as well as for purposes of operational activities and environmental statutory and regulatory liability. Exchanger acknowledges that EAT will not be treated as the owner

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of the Parked Property for financial reporting (GAAP accounting) purposes and waives any objection to such financial accounting treatment.

16. <u>Miscellaneous</u>.

    16.1. <u>Waiver</u>. No failure or delay on the part of either party in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder.

    16.2. <u>Amendments</u>. No amendment, modification, termination or waiver of this Agreement or any provision hereof nor any consent to any departure herefrom shall be effective unless the same is in writing and signed by the party to be bound thereby and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No notice to or demand on either party shall entitle such party to any other or further notice or demand in similar or other circumstances.

    16.3. <u>Governing Law</u>. This Agreement and all rights and obligations of the parties hereunder shall be governed by and be construed and enforced in accordance with the laws of the Forum State. Each party hereby consents to the jurisdiction of the courts of the Forum State, subject to the requirements of Section 16.14.

    16.4. <u>Assignment</u>. This Agreement shall be binding and inure to the benefit of the parties hereto and their respective successors and assigns. Neither party shall have the right to assign any of its rights or interests herein without the prior written consent of the other party; provided, however, the right of Exchanger to acquire the Parked Property may be assigned by Exchanger to a QI in order to complete the Exchange. Under no circumstances shall EAT assign or attempt to assign its interest hereunder to a person that would be a "disqualified person" within the meaning of Treasury Regulation §1.1031(k)-1(k). No person not a party hereto is intended to be benefited hereby. Exchanger's release and indemnity obligations under Sections 13 and 16.9 of this Agreement shall survive any assignment of this Agreement and the closing of the transfer of Title to the Parked Property to Exchanger.

    16.5. <u>Severability</u>. Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without affecting the validity or enforceability of the remainder of this Agreement or the enforceability of such provision in any other jurisdiction.

    16.6. <u>Recitals; Captions</u>. The Recitals to this Agreement are incorporated into this Agreement as if fully set forth herein. Captions herein are included for convenience of reference only and shall not constitute a part hereof.

    16.7. <u>Notices</u>. All notices, requests, demands directions, declarations and other communications provided for herein shall be in writing and shall, except as otherwise expressly provided, be mailed by registered or certified mail, return receipt requested, or telegraphed, sent by facsimile transmission, or delivered by hand to the applicable party. Except as otherwise expressly provided herein,

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each notice, request, demand, direction, declaration and other communication (i) shall be effective three (3) days after deposit when deposited in the mail, postage prepaid, addressed as aforesaid; (ii) shall be effective upon sending when sent by telegram or facsimile; (iii) shall be effective one (1) day after deposit when deposited with a nationally recognized overnight courier service and (iv) shall be effective upon delivery when hand delivered. Either party may change its address or facsimile number by a communication in accordance herewith.

16.8. <u>Actions and Reporting</u>.

16.8.1. EAT and LLC agree that neither will take any actions with respect to the Subject Properties that are not consistent with the provisions of this Agreement, the Loan Documents, and/or any Lease. EAT and LLC further agree that at no time during the term of this Agreement shall either make an assignment for the benefit of creditors, voluntarily file a petition in bankruptcy, petition or apply to any tribunal for any receiver or trustee or commence any proceeding relating to itself under any bankruptcy, reorganization, dissolution or liquidation law or statute of any jurisdiction or otherwise indicate its consent to, approval of or acquiescence of any such proceeding.

16.8.2. Exchanger acknowledges that it has been advised that EAT and LLC have been organized for the primary purpose of conducting "safe harbor" reverse parking exchanges under Rev. Proc. 2000-37, and that the Parked Property is being held by LLC for the sole purpose of disposing of such property in accordance with this Agreement. Exchanger further acknowledges that Exchanger has been advised that LLC may treat the Parked Property as inventory held for sale to Exchanger and that LLC will not depreciate the Parked Property for federal income tax purposes. Exchanger waives any objection to such treatment.

16.8.3. Exchanger agrees to provide to LLC, for inclusion in the federal income tax return that LLC files on a consolidated basis with Fidelity National Financial, an accurate and complete accounting of each material income tax attribute of the acquisition, operation, ownership, financing and disposition of each Parked Property (the "**Tax Accounting**"). The Tax Accounting shall be delivered to LLC not later than (a) 30 days after the end of each calendar year during which LLC holds an ownership interest in the Parked Property and (b) 30 days after Title to the Parked Property is transferred to Exchanger. Each Tax Accounting shall include sufficient details regarding the receipts, disbursements and accruals of the Parked Property to permit LLC to reflect the federal income tax attributes of the Parked Property on its federal income tax return, as required by Rev. Proc. 2000-37. The Tax Accounting shall be prepared on an accrual basis and in a manner consistent with the characterization of the Parked Property as "inventory-like" assets in the hands of LLC. The Tax Accounting shall include a statement of the taxable income and expenses properly reportable by LLC with respect of the relevant period, including any net income, special management fee income, interest income, amortization expense, gain or loss on the disposition of each Parked Property and each capitalized item, including capitalized interest. Such

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report shall take the form of **Exhibit E**. The failure of Exchanger to deliver such Tax Accounting in the time provided herein shall excuse EAT from reporting such federal income tax attributes.

16.9. Indemnification. In the event EAT, LLC or any other of the Indemnified Parties becomes involved in any claim, investigation, proceeding or suit in connection with the acquisition or ownership of the Subject Properties, the Exchange or this Agreement, or any document or instrument entered into in connection herewith, Exchanger agrees to indemnify, protect, hold harmless, save and defend EAT, LLC and the Indemnified Parties harmless from all loss, cost, damages, expenses and attorneys' fees suffered or incurred by EAT, LLC or any other of the Indemnified Parties as a result thereof, except to the extent EAT, LLC or any other of the Indemnified Parties is liable for such loss as a result of its gross negligence, willful misconduct or breach of its material obligations under this Agreement. LLC has undertaken to report the federal income tax attributes of the Parked Property in the manner required by Rev. Proc. 2000-37 and this Agreement. Exchanger agrees to indemnify and hold harmless EAT and LLC and any corporation with which EAT or LLC files a consolidated or combined federal or state income tax or franchise tax return, on an after-tax basis, from any income tax, franchise tax, sales taxes, excise tax, transaction privilege tax, documentation tax, recording tax or similar tax attributable to any of the transactions contemplated by this Agreement, any income reported by LLC or EAT pursuant to Section 467 of the Code or Section 7872 of the Code. It is the intent of the parties to this Agreement that EAT and LLC shall not be required to report any federal or state net taxable income or loss for the overall transaction contemplated by this Agreement except that EAT shall be solely responsible for any federal or state income tax liability attributed to the fee payable to EAT pursuant to the letter agreement transmitted to Maguire Properties, L.P. dated March 31, 2005.

16.10. Notice and Consultation. EAT agrees that it shall notify Exchanger of any claim which may give rise to a right of indemnification under Section 13 or Section 16.9. After Exchanger has acknowledged in writing that it is indemnifying EAT or LLC (and any other Indemnified Parties) with respect to such claim, Exchanger will be entitled to assume the defense of such claim with legal counsel reasonably acceptable to EAT.

16.11. Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute but one and the same instrument. Facsimile copies hereof and facsimile signatures shall have the same force and effect as originals.

16.12. Interpretation. This Agreement shall be interpreted and applied to effect the intent of Exchanger and EAT to comply with the requirements of Rev. Proc. 2000-37.

16.13. Cooperation. To the extent the structure of the transaction creates an asset test issue or income test issue with respect Maguire Properties, Inc. qualifying as a REIT for Federal income tax purposes, the parties agree to work together in restructuring the transaction to ensure qualification of Maguire Properties, Inc. as a REIT for Federal income tax purposes.

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16.14. <u>Non-Foreign Status</u>. Exchanger hereby certifies under penalty of perjury that Exchanger is not a "foreign person" as defined by Section 1445 of the Internal Revenue Code and the regulations promulgated thereunder.

16.15. <u>Arbitration of Disputes</u>. Any dispute arising out of this Agreement, whether for interpretation or enforcement of its terms, shall be determined and settled by arbitration under the then prevailing commercial rules of the American Arbitration Association; provided, however, that each party shall be entitled to engage in discovery to the extent permitted under the California Code of Civil Procedure, without regard to whether such arbitration is otherwise governed by the laws of the State of California. Arbitration shall be held in Orange County, California. Any award rendered in such arbitration shall be final and binding on each of the parties and judgment may be entered thereon in the Superior Court of the State of _____ for the County of _____.

NOTICE: BY INITIALING IN THE SPACE BELOW YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION DECIDED BY NEUTRAL ARBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS SUCH RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

WE HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION TO NEUTRAL ARBITRATION.

_____ EAT _____ LLC _____ Exchanger

xxxxxxxxxxxxxx

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IN WITNESS WHEREOF, Exchanger, EAT and LLC each have caused this Agreement to be duly executed pursuant to proper authorization as of the day and year first above written.

Exchanger:

Maguire Properties, L.P., a Maryland limited partnership

By: Maguire Properties, Inc., a Maryland corporation
its general partner

By:_____
Name:_____Dallas E. Lucas
Its:_____Executive Vice President & CFO

EAT:

National Safe Harbor Exchanges, a California corporation

By: _____
Name: Dana R. Sobrado
Its: Assistant Vice President

LLC:

Maguire Properties - San Diego Tech Center, LLC, a Delaware limited liability company

By: National Safe Harbor Exchanges, a California corporation
Its: Sole Member

By: _____
Name: Dana R. Sobrado
Its: Assistant Vice President

LIST OF EXHIBITS
A - Parked Property Legal Description
B - Relinquished Property Description
C - Assignment of Warranties
D - Written Direction
E - Tax Reporting Information
F - Assignment and Assumption of Limited Liability Company Interest

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